

June 29, 2011

Via E-mail
Mr. Roger D. Linquist
President and Chief Executive Officer
MetroPCS Communications Inc.
2250 Lakeside Blvd.
Richardson, TX 75082-4304

> **Re: MetroPCS Communications Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 001-33409**

Dear Mr. Linquist:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Financial Statements

Note 14. Income Taxes, page F-27

1. We note that you have recorded income before income taxes for all years presented.   Tell us, and disclose in future filings, the reasons why you have not recognized a current federal income tax provision. Also, tell us and disclose the reasons why most if not all of your income tax expense was deferred for each of the years presented.

Definitive Proxy Statement Incorporated by Reference into Part III of the Form 10-K

Compensation of Directors, page 28

2. In future filings, please disclose in a footnote to the director compensation table the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year-end for each director. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Form 10-Q for the Quarter Ended March 31, 2011

Index to Exhibits, page 41

3. We note your indication of "Confidential Treatment Requested" for Exhibit 10.1. We also note you received confidential treatment for the original Master Services Agreement on June 28, 2010. However, we have not received a confidential treatment request for the amended exhibit. Please submit an application for confidential treatment to the Office of the Secretary for Amendment No. 1 to your Master Services Agreement filed as Exhibit 10.1. Refer to Staff Legal Bulletin No. 1A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director